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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 G

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

MEGO FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

585162100

(CUSIP Number)

December 13, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13-d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

Page 1 of 4 pages

CUSIP No. 585162100

1		Names of Reporting Persons I. R.S. Identification Nos. of above persons ( entities only) Morris Belzberg

2		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3		SEC Use Only

4		Citizenship or Place of Organization United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With:		5	Sole Voting Power 275,000(1)

		6	Shared Voting Power 0

		7	Sole Dispositive Power 275,000(1)

		8	Shared Dispositive Power 0

9		Aggregate Amount Beneficially Owned by Each Reporting Person - 275,000

10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11		Percent of Class Represented by Amount in Row (9) 5.8%

12		Type of Reporting Person (See Instructions) IN

	(1)	Amount and percentage of shares to be owned after consummation of the transactions described in the Issuer’s Proxy Statement dated January 3, 2002

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer — MEGO FINANCIAL CORP.

(b)	Address of Issuer’s Principal Executive Offices 4310 Paradise Road Las Vegas, Nevada 89109

Item 2.

(a)	Name of Person Filing — Morris Belzberg

(b)	Address of Principal Business Office or, if none, Residence c/o BRAC 4225 Naperville Road Lisle, Illinois 60532

(c)	Citizenship — United States

(d)	Title of Class of Securities — Common Stock

(e)	CUSIP Number — 585162100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]	Group, in accordance with §240.13d-(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 275,000

Page 3 of 4 pages

(b)	Percent of class: 5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote — 275,000

(ii)	Shared power to vote or to direct the vote — 0

(iii)	Sole power to dispose or to direct the disposition of - 275,000

(iv)	Shared power to dispose or to direct the disposition of -0

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2002

Date

/s/ Morris Belzberg

Signature

Morris Belzberg

Name/Title

Page 4 of 4 pages